                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ____________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)/1/

                           Interfoods of America, Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class and Securities)


                                   458973-10-4
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                                 (CUSIP Number)


                     Mark A. Fullmer, Phelps Dunbar, L.L.P.
        365 Canal Street, Suite 2000, New Orleans, LA 70130 (504)566-1311
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 6, 2002
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                               (Page 1 of 9 Pages)


____________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 458973-10-4                  13D               Page 2 of 9 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven M. Wemple
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             2,359,571 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,359,571 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,359,571 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      47.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------

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CUSIP No. 458973-10-4          13D                      Page 3 of 9 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert S. Berg
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          188,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,367,571 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,367,571 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,555,571 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------

===============================================================================

CUSIP NO. 458973-10-4                 13D                  Page 4 of 9 Pages
         ------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Interfoods Acquisition Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,359,571 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,359,571 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,359,571 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      47.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      CO
------------------------------------------------------------------------------

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CUSIP No. 458973-10-4                13D                   Page 5 of 9 Pages

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          Pursuant to Rule 13d-2 promulgated by the Securities and Exchange
Commission (the "Commission") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"), this Amendment No. 4 to the statement of beneficial ownership on Schedule 13D constitutes the initial filing on Schedule 13D of Interfoods Acquisition Corp., a Nevada Corporation (the "Acquisition Corp."), and discloses changes in the statement on Schedule 13D filed with the Commission on March 30, 1998, as amended by Amendment No. 1, Amendment No. 2 and Amendment No.3 thereto filed jointly by Steven M. Wemple and Robert S. Berg with the Commission on October 24, 2001, November 28, 2001 and December 14, 2001, respectively. The Acquisition Corp., Mr. Berg and Mr. Wemple are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

Item 1.   Security and Issuer

          This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, par value $.001 per share (the "Common Stock"), of Interfoods of America, Inc., a Nevada corporation ("Interfoods"). The principal executive offices of Interfoods are located at 9400 South Dadeland Boulevard, Suite 720, Miami, Florida 33156.

Item 2.   Identity and Background

          This Amendment No. 4 to the statement of beneficial ownership on
Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the Commission under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this statement. Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning any other Reporting Person, except as otherwise provided in Rule 13d-1(k).

          Mr. Wemple serves as President, Chief Operating Officer, Treasurer, Secretary and director of both Interfoods and Sailormen, Inc., a wholly-owned subsidiary of Interfoods ("Sailormen"). Interfoods, through Sailormen, is a franchisee and operator of Popeye's Chicken and Biscuits restaurants. Mr. Wemple also serves as Treasurer, Secretary and director of the Acquisition Corp. The business address for Mr. Wemple, Interfoods and Sailormen is 9400 South Dadeland Boulevard, Suite 720, Miami, Florida 33156.

          Mr. Berg serves as Chairman of the Board of Directors and Chief Executive Officer of both Interfoods and Sailormen. Mr. Berg also serves as President and director of the Acquisition

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CUSIP No. 458973-10-4                13D                   Page 6 of 9 Pages

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Corp. The business address for Mr. Berg, Interfoods and Sailormen is 9400 South
Dadeland Boulevard, Suite 720, Miami, Florida 33156.

          The Acquisition Corp. is a Nevada corporation whose principal offices are located at 9400 South Dadeland Boulevard, Suite 720, Miami, Florida 33156. The Acquisition Corp. has no business operations.

          None of the Reporting Persons have been, during the past five years,
(i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Berg and Mr. Wemple are both citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

          Substantially all of the shares which are the subject of this filing were originally acquired by Messrs. Berg and Wemple in connection with the acquisition by Interfoods of Sailormen common stock in May 1996. In the acquisition, the Reporting Persons exchanged all shares of Sailormen common stock beneficially owned by them for Common Stock. From 1997 through 2000, Messrs. Berg and Wemple acquired additional shares of Common Stock in various privately negotiated transactions with personal funds. On February 6, 2002, Messrs. Berg and Wemple contributed to the Acquisition Corp. 1,477,219 and 882,352 shares, respectively, of Common Stock in exchange for an equivalent number of shares of the Acquisition Corp.'s common stock.

          As further described in Item 4 (the answer to which is incorporated herein by reference), on December 21, 2001, Interfoods and the Acquisition Corp. entered into an Agreement and Plan of Merger (the "Merger Agreement"). If the transaction contemplated by the Merger Agreement is consummated, it will be financed through the issuance of three-year unsecured subordinated debentures of Interfoods and with funds of Interfoods.

Item 4.   Purpose of Transaction

          On October 22, 2001, Messrs. Berg and Wemple submitted a proposal (the "Proposal") to the Board of Directors of Interfoods pursuant to which Messrs. Berg and Wemple, through the Acquisition Corp., would acquire all of the outstanding shares of Common Stock of Interfoods in accordance with the terms and conditions set forth therein.

          On December 21, 2001, the Board of Directors of Interfoods, on the recommendation of the independent committee of the Board of Directors (the "Independent Committee"), approved and entered into the Merger Agreement with the Acquisition Corp. providing that, upon the terms and subject to the conditions therein, the Acquisition Corp. will merge with and into Interfoods (the "Merger") with Interfoods continuing as the surviving corporation.

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CUSIP No. 458973-10-4                13D                   Page 7 of 9 Pages

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          The Merger Agreement provides that upon consummation of the Merger, all of the outstanding shares of Common Stock (other than shares held by the Acquisition Corp. and shareholders of Interfoods who perfect their dissenters' rights under Nevada law) will be converted into the right to receive $1.45 principal amount of debentures (the "Debentures") issued by Interfoods. Upon consummation of the Merger, each share of Common Stock held by the Acquisition Corp. will be cancelled and cease to exist, and no payment shall be made with respect thereto, and each share of the Acquisition Corp.'s common stock will be converted into one share of Common Stock. Messrs. Berg and Wemple will become the sole shareholders of Interfoods by virtue of the consummation of the Merger.

          The Debentures to be issued by Interfoods in the Merger will bear interest at the rate of 10% per annum. Interest will be payable semi-annually on each June 30 and December 31. The principal of the Debentures shall be payable as follows: 20% on the second anniversary of the date of the issuance of the Debentures and the remainder on the third anniversary of the date of issuance of the Debentures. The Debentures will be subordinated to all senior debt of Interfoods and will be issued in minimum principal amounts of $100 and thereafter in multiples of $25. Interfoods' shareholders will receive cash in lieu of any fractional Debentures.

          The Merger is subject to various conditions, including, but not limited to, (i) approval of the Merger by Interfoods' shareholders, (ii) the financial adviser not revoking, modifying or changing the fairness opinion delivered to the Independent Committee on December 21, 2001, (iii) receipt of any applicable regulatory approvals and third-party consents, (iv) the absence of any restraining order or permanent injunction or other order issued by a court of competent jurisdiction preventing the consummation of the Merger, and
(v) persons holding not more than 50,000 shares of Common Stock shall have exercised dissenters' rights.

          This summary of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit A hereto and is incorporated herein by reference.

          In the event of the consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and the Common Stock will no longer be traded on the over-the-counter market electronic bulletin board.

          Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          As of February 6, 2002, Mr. Wemple beneficially owned 2,359,571 shares of Common Stock, constituting, to the best of his knowledge, 47.1% of the issued and outstanding shares of Common Stock. Such shares include 2,359,571 shares owned of record by the Acquisition Corp. over which Mr. Wemple exercises shared voting and dispositive power. Mr. Wemple serves

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CUSIP No. 458973-10-4                13D                   Page 8 of 9 Pages

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as Treasurer, Secretary and a director of the Acquisition Corp. and owns 37.4%
of its issued and outstanding common stock.

          As of February 6, 2002, Mr. Berg beneficially owned 2,555,571 shares of Common Stock, constituting, to the best of his knowledge, 50.1% of the issued and outstanding shares of Common Stock. Such shares beneficially owned by Mr. Berg include 2,359,571 shares owned of record by the Acquisition Corp. over which Mr. Berg exercises shared voting and dispositive power; 8,000 shares owned jointly with Robert James Berg over which Mr. Berg exercises shared voting and shared dispositive power; and 188,000 shares of Common Stock owned of record by Lourdes T. Berg over which Mr. Berg exercises sole voting power and Lourdes T. Berg exercises sole dispositive power. Mr. Berg serves as President and a director of the Acquisition Corp. and owns 62.6% of its issued and outstanding shares of common stock.

          As of February 6, 2002, the Acquisition Corp. beneficially owned 2,359,571 shares of Common Stock constituting, to the best of the knowledge of the Acquisition Corp., 47.1% of the issued and outstanding shares of Common Stock. The Acquisition Corp. has sole voting and dispositive power over all of the shares of Common Stock beneficially owned by it.

          Except as otherwise provided in Item 3, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Mr. Berg is a party to an Addendum to Midnuptial Agreement with his former wife, Lourdes T. Berg, dated April 30, 1997, pursuant to which Mr. Berg was granted the voting rights of 188,000 shares of Common Stock owned of record by Lourdes T. Berg and an option to purchase at any time 100,000 shares of Common Stock from Lourdes T. Berg. Lourdes T. Berg exercises sole dispositive power of the 188,000 shares of Common Stock owned of record by her.

          Each Reporting Person intends to vote his or its shares of Common Stock in favor of the Merger and the Merger Agreement. Except as set forth in this statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of Interfoods, including but not limited to, transfer of or voting of any of the securities of Interfoods, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Interfoods.

Item 7.   Material to be Filed as an Exhibit

          Exhibit A - Joint Filing Agreement dated February 6, 2002 by and among the Reporting Persons

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CUSIP No. 458973-10-4                 13D              Page 9 of 9 Pages

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     Exhibit B -     Proposal Letter dated October 22, 2001 from Messrs.
                     Berg and Wemple to the Board of Directors of Interfoods (filed as Exhibit B to Amendment No. 1 to the Statement on
                     Schedule 13D filed by Messrs. Berg and Wemple with the Securities and Exchange Commission on October 24, 2001 and incorporated herein by reference)

     Exhibit C -     Agreement and Plan of Merger dated December 21, 2001 by
                     and between Interfoods and the Acquisition Corp. (filed as Annex A to the Company's Preliminary Proxy Statement on
                     Schedule 14A filed with the Securities and Exchange
                     Commission on January 15, 2001 and incorporated herein by reference)

     Exhibit D-      Addendum to Midnuptial Agreement dated May 10, 1996
                     between Mr. Berg and Lourdes T. Berg (filed as Exhibit (d) to the Company's Schedule 13e-3 filed with the Securities and Exchange Commission on January 15, 2001 and incorporated herein by reference)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                           Dated:  February 7, 2002


                                           /s/ Steven M. Wemple
                                           -------------------------------------
                                                    Steven M. Wemple


                                           /s/ Robert S. Berg
                                           -------------------------------------
                                                    Robert S. Berg


                                           INTERFOODS ACQUISITION CORP.



                                           By: /s/ Robert S. Berg
                                              ----------------------------------
                                                    Robert S. Berg, President

                                                                       Exhibit A

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, par value $.001 per share, of Interfoods of America, Inc.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

                                      Dated:  February 7, 2002



                                      /s/ Steven M. Wemple
                                      ------------------------------------------
                                             Steven M. Wemple


                                      /s/ Robert S. Berg
                                      ------------------------------------------
                                             Robert S. Berg


                                      INTERFOODS ACQUISITION CORP.



                                      By: /s/ Robert S. Berg
                                         ---------------------------------------
                                             Robert S. Berg, President